02046900

RECD S.E.C.
JUL 25 2002
1086

P.G.
7/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Magal Security Systems Ltd.
(Translation of registrant's name into English)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

The following are included in this Report on Form 6-K:

1. Press Release, dated July 17, 2002; and

2. Press Release, dated July 22, 2002.

Wednesday July 17, 9:59 am Eastern Time

Press Release

SOURCE: Magal Security Systems

Magal Security Systems Ltd. Announces Approval of Stock Dividend

Stock Dividend of 3% of issued shares was approved at the General Meeting of Shareholders

YAHUD, Israel--(BUSINESS WIRE)--July 17, 2002-- Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS), today announced that at the Annual General Meeting of Shareholders that took place today, it was approved to declare a 3% stock dividend to shareholders of record as of August 1, 2002, as a final dividend for the year ended December 31, 2001.

At the same meeting, the following directors were re-elected to the board: J. Even-Ezra, I. Dekel, N. Kirsh, J. Nuss and R. Asher.

Magal also announced that all other matters on the agenda on the notice of annual general meeting of shareholders were approved.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

Contact:


```
Magal Security Systems, Ltd., Yahud
Raya Asher, Tel: +972-3-539-1444
Fax: +972-3-536-6245
      or
Breakstone & Ruth International, New York
(Investor Relations)
Susan Borinelli, 646/536-7018
sborinelli@breakstoneruth.com
or (Media Relations)
Jessica Anderson, 646/536-7002
janderson@breakstoneruth.com
```


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Monday July 22, 8:16 am Eastern Time

Press Release

SOURCE: Magal Security Systems, Ltd.

Magal Security Systems Ltd. Announces Second Quarter And Six Months Financial Results

Revenues up 13% and Net Income up 18% from the First Quarter

YAHUD, Israel--(BUSINESS WIRE)--July 22, 2002--Magal Security Systems, Ltd. (NASDAQ NM: MAGS; TASE: MAGS), today announced results for the three- and six-month periods ended June 30, 2002.

When presenting the financial results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "Management is satisfied with progress that Magal has achieved in all areas and we continue to work according to the long term working programs we have set for the company."

Mr. Even-Ezra added: "As was reported in May this year, the Company received an order for a large turnkey project to protect thousands of communication facilities in India. Accordingly, and based on our current marketing activities, management believes that the second half of the year 2002 will be better than the first half."

Mr. Even-Ezra, concluded, "Results for the second

quarter of 2002 continue to be negatively impacted by the ramping up of operations of Smart Interactive Systems Inc. (SIS), and in particular, the associated marketing and selling efforts. SIS is performing in line with the Company's expectations, and we remain confident that it will reach breakeven towards the end of the year 2003."

Revenues for the second quarter increased quarter-over-quarter by 13 percent to $10.7 million, from $9.5 million. Year-over-year revenues for the second quarter increased by 1 percent, compared to $10.6 in the second quarter of 2001.

Revenues for the first half of 2002 increased year-over-year by 3 percent to $20.1 million, from $19.6 million.

Operating expenses for the quarter increased year-over-year by 8 percent to $4.0 million, from $3.7 million. Within operating expenses, G&A expenses declined year-over-year by 23 percent to $976,000, from $1.3 million. Selling and marketing expenses increased year-over-year by 41 percent to $2.3 million, from $1.6 million, as a result of marketing incentives and selling efforts in connection with the ramping up of operation of SIS.

Operating expenses for the first half of 2002 increased year-over-year by 2.5 percent to $7.6 million, from $7.4 million.

Operating income for the quarter decreased year-over-year by 25 percent to $937,000, from $1.2 million for the second quarter of 2001. Operating margins for the quarter declined to 8.8 percent from 11.8 percent for the same quarter last year. Excluding the impact of SIS and the new accounting rule for the amortization of goodwill, operating income for the quarter decreased by 5 percent to $1.2 million, representing an 11 percent operating margin.

Operating income for the first half of 2002 decreased year-over-year by 12.5 percent to $1.6 million, from $1.9 million for the first half of 2001. Operating margins for the half declined to 8.1 percent, from 9.5 percent for the first half of last year. Excluding the impact of SIS and the new accounting rule for the amortization of goodwill, operating income for the half increased by 8 percent to $2 million, representing a 10 percent operating margin.

Income before taxes remained relatively unchanged at $1.0 million for the second quarter of 2002, and at $1.8 million for the first half.

Net income for the quarter increased quarter-over-quarter by 18 percent to $710,000, or $0.09 per fully diluted share, from $600,000, or $0.08 per fully diluted share in the first quarter of 2002. Year-over-year, net income for the quarter declined by 19 percent, from $877,000, or $0.11 per fully diluted share reported for the second quarter of last year. Excluding losses generated by SIS and the impact of the new accounting regulation regarding the amortization of goodwill, net income for the second quarter of 2002 increased by 8 percent to

$950,000, or $0.12 per fully diluted share.

Net income for the first half of 2002 decreased year-over-year by 8 percent to $1.3 million, from $1.4 million. Excluding losses generated by SIS and the impact of the new accounting regulations regarding the amortization of goodwill, net income for the first half of 2002 increased by 19 percent to $1.7 million, of $0.22 per fully diluted share.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Six Months Ended June 30		Quarter Ended June 30	
	2002	2001	2002	2001
REVENUES	$ 20,119	$ 19,563	$ 10,653	$ 10,551

Cost of revenues	10,910	10,304	5,738	5,625
Gross Profit	9,209	9,259	4,915	4,926
OPERATING EXPENSES:				
Research and development expenses, net	1,426	1,612	723	803
Selling and marketing expenses	4,039	3,298	2,279	1,614
General and administrative expenses	2,112	2,484	976	1,266
	7,577	7,394	3,978	3,683
OPERATING INCOME	1,632	1,865	937	1,243
FINANCIAL INCOME (EXPENSES), NET	171	(90)	71	(207)
INCOME BEFORE TAXES ON INCOME	1,803	1,775	1,008	1,036
TAXES ON INCOME	493	346	298	159
NET INCOME	$ 1,310	$ 1,429	$ 710	$ 877
BASIC EARNINGS PER SHARE	$ 0.17	$ 0.19	$ 0.09	$ 0.12
SHARES USED IN COMPUTING BASIC PER SHARE (IN THOUSANDS)	7,625	7,466	7,635	7,473
DILUTED EARNINGS PER SHARE	$ 0.17	$ 0.19	$ 0.09	$ 0.11
SHARES USED IN COMPUTING DILUTED EARNINGS PER SHARE (IN THOUSANDS)	7,867	7,595	7,876	7,630

Financial Ratios

	Six months Ended June 30,		Quarter Ended June 30,	
	2002	2001	2002	2001
Gross Margin	45.8%	47.3%	46.1%	46.7%
R&D as a % of Revenues	7.1%	8.2%	6.8%	7.6%
Selling & Marketing as a %				

of Revenues	20.1%	16.9%	21.4%	15.3%
G&A Expenses as a %				
of Revenues	10.5%	12.7%	9.2%	12.0%
Operating Margin	8.1%	9.5%	8.8%	11.8%
Net income Margin	6.5%	7.3%	6.7%	8.3%
Total Debt to Total				
Capitalization	(a)0.41	(b)0.35	(a)0.41	(b)0.35
Current Ratio	(a)1.80	(b)2.31	(a)1.80	(b)2.31

(a) As of June 30, 2002
(b) As of December 31, 2001

MAGAL SECURITY SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30, 2002 Unaudited	December 31, 2001 Audited
CURRENT ASSETS:		
Cash and cash equivalents	3,275	2,738
Short-term bank deposits	3,637	8,289
Accounts receivable - trade:		
Related parties	38	58
Other	9,139	6,113
Unbilled accounts receivable	6,652	5,586
Other accounts receivable	1,086	575
Inventories	8,422	8,549
Deferred income taxes	279	473
Total current assets	32,528	32,381
Long term receivable	1,607	2,213
Long-term bank deposits	8,470	3,560
Severance pay fund	1,510	1,592
Total long term investments	11,587	7,365
FIXED ASSETS, NET	8,895	8,550
OTHER ASSETS, NET	5,714	5,051
TOTAL ASSETS	58,724	53,347
CURRENT LIABILITIES:		
Short-term bank credit	5,545	2,405
Current maturities of long-term bank loans	4,311	3,859
Trade payables	3,054	3,394
Other payables and accrued liabilities	5,160	4,332
Total current liabilities	18,070	13,990

LONG-TERM LOANS	4,498	5,038
ACCRUED SEVERANCE PAY, NET	1,524	1,619
SHAREHOLDERS' EQUITY:		
Share capital	2,594	2,583
Additional paid-in capital	22,123	21,670
Deferred compensation	(11)	(20)
Accumulated other comprehensive loss	(737)	(1,294)
Retained earnings	10,663	9,761
Total shareholders' equity	34,632	32,700
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	58,724	53,347

Contact:

Magal Security Systems, Ltd
Raya Asher, CFO
Tel: +972-3-539-1444
Fax: +972-3-5366245
magalssl@trendline.co.il
or
Breakstone & Ruth International
Susan Borinelli, Investor Relations
Tel: 646/536-7018
sborinelli@breakstoneruth.com
or
Jessica Anderson, Media Relations
Tel: 646/536-7002
janderson@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.

Date: July 24, 2002

By: ______________________
Name: Jacob Even-Ezra
Title: Chairman of the Board and Chief Executive Officer